SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999

Commission File Number:  1-09623


                                IVAX CORPORATION
                       EMPLOYEE SAVINGS PLAN (PUERTO RICO)
                            (Full Title of the Plan)

                                IVAX CORPORATION
                  4400 Biscayne Boulevard, Miami, Florida 33137
    (Name and principal executive office of the issuer of the securities held pursuant to the Plan)

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the IVAX Corporation Employee Savings Plan (Puerto Rico) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            IVAX CORPORATION EMPLOYEE
                                            SAVINGS PLAN (PUERTO RICO)


                                            By:  IVAX CORPORATION,
                                                   PLAN ADMINISTRATOR


Date:  June 28, 2000                        By:  /s/ Thomas E. Beier
                                                 -------------------
                                                 Thomas E. Beier,
                                                 Senior Vice President-Finance
                                                 and Chief Financial Officer

IVAX CORPORATION EMPLOYEE SAVINGS PLAN
(PUERTO RICO)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 1999 AND 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the
    IVAX Corporation Employee Savings Plan (Puerto Rico):

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan (Puerto Rico) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Miami, Florida,
    June 15, 2000.

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                                  (PUERTO RICO)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                           December 31,
                                                                               ------------------------------------
                                                                                    1999                 1998
                                                                               ---------------      ---------------
ASSETS:
   Cash                                                                        $         3,529      $         4,019
                                                                               ---------------      ---------------
   Investments, at market value-
     Shares of common/collective trust                                                 180,883              191,731
     Shares of registered investment companies                                         622,088              449,751
     Loans to participants                                                             153,930               94,799
     Employer securities                                                               353,183              116,167
                                                                               ---------------      ---------------
              Total investments                                                      1,310,084              852,448
                                                                               ---------------      ---------------

   Receivables-
     Employer contributions                                                            111,175               49,855
     Due from employer                                                                 -                     18,912
                                                                               ---------------      ---------------
              Total receivables                                                        111,175               68,767
                                                                               ---------------      ---------------

              Total assets                                                           1,424,788              925,234

LIABILITIES:
   Excess salary deferral payable                                                       56,336               91,067
                                                                               ---------------      ---------------

              Net assets available for benefits                                $     1,368,452      $       834,167
                                                                               ===============      ===============

    The accompanying notes are an integral part of these financial statements.

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                                  (PUERTO RICO)

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       For the Years Ended
                                                                                           December 31,
                                                                               ------------------------------------
                                                                                    1999                 1998
                                                                               ---------------      ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions-
     Employee                                                                  $       274,327      $        99,186
     Employer                                                                          111,175               49,855
   Investment income-
     Net appreciation in market value of investments                                   268,817               83,802
     Interest                                                                           13,080                9,984
     Dividends                                                                          50,730               32,744
                                                                               ---------------      ---------------
              Total additions                                                          718,129              275,571
                                                                               ---------------      ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                                      (126,988)             (51,227)
   Administrative expenses                                                                (520)             -
   Excess salary deferral expense                                                      (56,336)             (91,067)
                                                                               ---------------      ---------------
              Total deductions                                                        (183,844)            (142,294)
                                                                               ---------------      ---------------

              Net increase                                                             534,285              133,277

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                   834,167              700,890
                                                                               ---------------      ---------------

   End of year                                                                 $     1,368,452      $       834,167
                                                                               ===============      ===============

    The accompanying notes are an integral part of these financial statements.

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                                  (PUERTO RICO)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

1.   DESCRIPTION

     a.  General

Effective January 1, 1996, the IVAX Corporation Employee Savings Plan (Puerto
Rico) (the "Plan") was established as a defined contribution pre-tax elective deferral plan to cover eligible Puerto Rico based employees of IVAX Corporation (the "Employer" or the "Company") and affiliates. In October 1998, the Company, serving as Plan sponsor and administrator, changed its Plan trustee and recordkeeper from The Bank and Trust of Puerto Rico, which performed both functions previously, to Banco Popular de Puerto Rico and Merrill Lynch, respectively. The Company concurrently changed the Plan's investment alternatives. New investment funds were offered to the Plan's participants, while certain investment funds were eliminated from the Plan. As a result, the participants re-allocated their investments based on the Plan's new investment fund mix.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.

     b.  Eligibility

Every employee who has completed three months of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. An individual shall not be eligible to participate during any time period for which the individual is (i) a leased employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident of Puerto Rico who receives no earned income from sources within Puerto Rico.

     c.  Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 10% of his or her compensation. The Plan administrator may restrict elective deferrals by highly compensated employees, as defined by the Plan, as the Plan administrator determines is reasonably necessary in order to comply with certain discrimination tests. Each participant's contribution was limited by the Plan to $8,000 during 1999. Participant contributions to the Plan are submitted to the trustee, who invests the contributions and investment earnings as directed by the participants. All expenses incurred by a participant's directing investments, including brokerage fees and other incidental expenses are paid solely from the funds from the account of the participant.

Employer matching contributions are discretionary; the Employer may, at its discretion, contribute on behalf of each participant an amount in cash, common stock of the Employer, or a combination equal to a discretionary percentage of a participant's compensation contributed as an elective deferral contribution with respect to each Plan year. Such matching contributions shall not exceed such percentage of the participant's compensation as the Employer may determine in connection with each such matching contribution. The Employer may allow each participant to choose to receive the matching contributions to be allocated to his or her account in cash, common stock of the Employer, or a combination. Employer matching contributions made during 1999 and 1998 were made exclusively in cash.

All matching contributions shall be allocated as of the last day of a Plan year to each participant who elected to contribute to his or her deferral account for such year and who is an employee on the last day of such year or who is not employed on the last day of the year but who terminated employment before the last day of the Plan year on account of death, total or permanent disability (as defined in the Plan), or retirement (as defined in the Plan).

With the consent of the Employer, the Plan allows new employees to rollover amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made and in the opinion of the Employer's legal counsel, such transfer will not jeopardize the tax exempt status of the Plan or create adverse tax consequences for the Employer.

     d.  Vesting

Participants immediately vest 100% in their elective deferral contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant's employment for death, for total or permanent disability, or upon attainment of the normal retirement age of 65 years, such participant's Employer matching contributions shall immediately vest 100%.

     e.  Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants on the distribution of the entire vested portion of the terminated participant's account. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited $2,175 during the year ended December 31, 1999.

     f.  Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or termination of employment. Distributions to participants while the participant is still employed are permitted for rollovers of the account balances, after-tax distributions, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Participants or their beneficiaries may elect to receive a lump-sum distribution, an installment distribution, an annuity, a rollover or a cash-out, as defined in the Plan. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

     g.  Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime lending rate as quoted in the Wall Street Journal on the last day of the calendar quarter before the loan is established.

     h.  Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

     i.  New Accounting Pronouncements

The Plan implemented AICPA Statement of Position No. 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") for its plan year ended December 31, 1999. SOP 99-3 simplifies the financial statement disclosure requirements for certain investments held by the Plan. Prior year amounts have been reclassified to comply with the provisions of SOP 99-3.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Purchases and sales of securities are recorded on the date the trade is initiated. Distributions are recorded when paid.

     b.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   INVESTMENTS

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                               December 31,
                                                            1999         1998
                                                          ---------------------
Federated Bond Fund                                       $ 43,658     $ 49,972
Federated Growth Strategies Fund                           204,028      102,755
Massachussetts Investors Growth Stock Fund                 134,773       68,166
Massachussetts Investors Trust                             177,160      182,654
Merrill Lynch Retirement Preservation Trust                180,883      191,731
IVAX Common Stock Fund                                     353,183      116,167
Loans to participants                                      153,930       94,799

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $268,817 as follows:

              Mutual funds                                          $ 104,061
              IVAX Corporation common stock                           168,928
              Fixed income funds                                       (4,172)
                                                                    ---------
                                                                    $ 268,817
                                                                    =========

4.   EXCESS SALARY DEFERRAL

The Plan failed certain discrimination tests for the years ended December 31, 1999 and 1998 and as a result is required to return excess salary deferrals withheld from certain participants during those years. During 1998, the Employer reached an agreement with the Puerto Rico Department of the Treasury to apply a portion of the 1997 excess contributions toward the 1998 contributions of affected employees subject to all applicable limits imposed on 1998 employee elective deferral contributions. As of December 31, 1999 and 1998, amounts owed but not yet disbursed to participants totaled $56,336 and $91,067, respectively. Accordingly, a liability for these amounts is reflected in the accompanying financial statements.

5.   RECONCILIATION TO FORM 5500

As of December 31, 1999, the Plan had $203 of pending distributions to participants who elected to withdraw from the Plan. In accordance with generally accepted accounting principles, such amounts are included as a component of net assets available for plan benefits in the accompanying statement of net assets available for benefits. In accordance with Department of Labor Rules and Regulations, such amounts are reflected as benefit payments and benefit claims payable in the Plan's Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                            December 31,         December 31,
                                                                                1999                 1998
                                                                           --------------       --------------
Net assets available for benefits per the financial statements             $    1,368,452       $      834,167
Less:  Amounts allocated to withdrawing participants                                 (203)                 -
                                                                           --------------       --------------
       Net assets available for benefits
          according to Form 5500                                           $    1,368,249       $      834,167
                                                                           ==============       ==============

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

                                                                              Year Ended            Year Ended
                                                                             December 31,          December 31,
                                                                                 1999                  1998
                                                                            -------------         -------------
 Distributions to participants per the financial statements                 $     126,988         $      51,227
 Less:  Prior year amounts allocated to withdrawing participants                       -                (21,185)
        Deemed distributions to participants                                         (262)                  -
 Add:   Amounts allocated to withdrawing participants                                 203                   -
                                                                            -------------         -------------
 Benefits paid to participants per the Form 5500                            $     126,929         $      30,042
                                                                            =============         =============

6.   TRANSACTIONS WITH RELATED PARTIES

Administration and accounting expenses related to the Plan are charged to the Employer. The Employer performed certain administration and accounting services on behalf of the Plan for which no amounts are charged. In addition, employee contributions in the amount of $18,912 were withheld by the Employer and are reflected in Due from employer at December 31, 1998 in the accompanying statement of net assets available for benefits. There were no amounts withheld at December 31, 1999. The employee contributions withheld were remitted to the Plan during January 1999.

7.   TAX STATUS

The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated July 1, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 ("Puerto Rico IRC"). The Employer and the Employer's tax counsel believe that the Plan is currently being operated in compliance with the applicable sections of the Puerto Rico IRC.

                                                                      SCHEDULE I

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN
                                  (PUERTO RICO)

          SCHEDULE H -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

    Identity of Issuer,
     Borrower, Lessor                                Description of                                             Current
     Or Similar Party                                  Investment                                 Cost           Value
-----------------------------            -----------------------------------------             ----------     ------------
*Banco Popular de Puerto Rico            Federated Bond Fund                                   $   47,827     $     43,658

*Banco Popular de Puerto Rico            Federated Growth Strategies Fund                         127,010          204,028

*Banco Popular de Puerto Rico            Federated International Equity Fund                       21,163           31,860

*Banco Popular de Puerto Rico            Massachusetts Investors Growth Stock Fund                104,053          134,773

*Banco Popular de Puerto Rico            Massachusetts Investors Trust                            158,671          177,160

*Banco Popular de Puerto Rico            Merrill Lynch Capital Fund                                31,113           30,609

*Banco Popular de Puerto Rico            Merrill Lynch Retirement Preservation Trust              180,883          180,883

*Banco Popular de Puerto Rico            IVAX Common Stock Fund                                   164,964          353,183

*Banco Popular de Puerto Rico            Loan Fund                                                153,930          153,930
                                                                                               ----------     ------------

                                                                                               $  989,614     $  1,310,084
                                                                                               ==========     ============

*Denotes a Party-in-Interest.

                                                                     SCHEDULE II

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                                  (PUERTO RICO)

                SCHEDULE H -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                    Purchase            Sales               Cost          Net
Identity of Party Involved        Description of Asset               Price              Price             of Assets   Gain (Loss)
--------------------------    --------------------------------      -------             ------            ---------   -----------
BANCO POPULAR DE              IVAX Common Stock Fund               $119,189            $   -               $  -        $   -
   PUERTO RICO                IVAX Common Stock Fund                  -                 35,808              50,447      (14,639)

                              Retirement Preservation Trust          88,187                -                  -            -
                              Retirement Preservation Trust           -                 99,035              99,035         -

                              Federated Bond Fund                    21,760                -                  -            -
                              Federated Bond Fund                     -                 24,742              23,903          839

                              Federated Growth Strategies Fund       78,992                -                  -            -
                              Federated Growth Strategies Fund        -                 33,159              42,460        9,301

                              Mass Invest Growth Stock Fund          77,136                -                  -            -
                              Mass Invest Growth Stock Fund           -                 31,017              35,605       (4,588)

                              Mass Investors Trust                   72,451                -                  -            -
                              Mass Investors Trust                    -                 77,678              84,195       (6,517)

                              Loan Fund                             101,800                -                  -            -
                              Loan Fund                               -                 42,669              42,669         -

                              Pending Settlement Fund                49,432                -                 -             -
                              Pending Settlement Fund                 -                 49,432              49,432         -

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                                  (PUERTO RICO)

                   NOTE TO SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1999

Transactions included on Schedule II represent reportable transactions, which are defined by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 to be:

         o Any single transaction within the period, with respect to any Plan asset, involving an amount in excess of five percent of the current value of Plan assets as of the beginning of the Plan year;

         o Any series of transactions (other than transactions with respect to securities) within the period with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of Plan assets as of the beginning of the Plan year;

         o Any transaction within the period involving securities of the same issue if within the period any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of Plan assets as of the beginning of the Plan year; and

         o Any transaction within the period with respect to securities with or in conjunction with a person if any prior or subsequent single transaction within the period with such person with respect to securities exceeds five percent of the current value of Plan assets as of the beginning of the Plan year.

                                 EXHIBIT INDEX

   EXHIBITS       DESCRIPTION
   --------       -----------
     23.1         Consent of Arthur Andersen LLP